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Exhibit 21.01

Exhibit 21.01—List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Domestic:
American Home Buyers Alliance, Inc.	Wyoming
Coral Aviation, Inc.	Delaware
EduTrades, Inc.	Nevada
Mortgage Reduction System EquityCorp.	Florida
SCB Building, LLC	Florida
Tranquility Bay of Southwest FL, LLC	Florida
Whitney Consulting Services, Inc.	Wyoming
Whitney Education Group, Inc.	Florida
Wealth Intelligence Academy, Inc.	Florida
Whitney Leadership Group, Inc.	Florida
International:
Whitney Australia PTY LTD	Australia
Whitney Canada, Inc.	Canada
Whitney Development Limited	United Kingdom
Whitney Education Deutschland GmbH	Germany
Whitney International Limited	United Kingdom
Whitney International (Singapore) PTE. LTD	Singapore
Whitney UK Limited	United Kingdom

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  Exhibit 21.01—List of Subsidiaries